Emerald Holding, Inc.

31910 Del Obispo Street, Suite 200

San Juan Capistrano, California 92675

July 2, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Emerald Holding, Inc.

Registration Statement on Form S-3

Filed June 19, 2020

File No. 333-239322

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Emerald Holding, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated so that the Registration Statement may become effective at 4:30 p.m., Eastern Time, on July 6, 2020, or as soon thereafter as practicable.

If you have any questions regarding this request, please contact Daniel J. Bursky or Lee T. Barnum of Fried, Frank, Harris, Shriver & Jacobson LLP, counsel to the Company, at (212) 859-8428 or (212) 859-8883, respectively.

Very truly yours,

EMERALD HOLDING, INC.
By:	/s/ Mitchell Gendel
Name:	Mitchell Gendel
Title:	General Counsel and Corporate Secretary